August 16, 2019

R. Scott Struthers
President and Chief Executive Officer
Crinetics Pharmaceuticals, Inc.
10222 Barnes Canyon Road, Bldg. #2
San Diego, CA 92121

       Re: Crinetics Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 13, 2019
           File No. 333-233246

Dear Dr. Struthers:

        We have limited our review of your registration statement to the issue we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Choice of Forum, page 12

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any
       "derivative action." Please revise to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to
 R. Scott Struthers
Crinetics Pharmaceuticals, Inc.
August 16, 2019
Page 2
       whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch
Chief, at (202) 551-3625 with any questions.



                                                           Sincerely,
FirstName LastNameR. Scott Struthers
                                                           Division of
Corporation Finance
Comapany NameCrinetics Pharmaceuticals, Inc.
                                                           Office of Healthcare
& Insurance
August 16, 2019 Page 2
cc:       Cheston Larson
FirstName LastName